Exhibit 99.1

SAP Announces Availability of 2012 Annual Report and U.S. Securities and Exchange Commission Filing of Annual Report on Form 20-F

March 22, 2013 | SAP - SAP Investor Relations

•	SAP Reaffirms its Full-Year 2013 Business Outlook

•	SAP Aims to Reach a 35% Non-IFRS Operating Margin and Exceed €20 Billion in Annual Total Revenue by 2015

WALLDORF, Germany -

SAP AG (NYSE: SAP) announced today that its Annual Report is now available and that SAP’s Annual Report on Form 20-F has been filed with the U.S. Securities and Exchange Commission (SEC) for the year ended December 31, 2012. The report can be accessed via SAP’s Web site at www.sap.com/investor and www.sap.de/investor. Hardcopies of both of the SAP Annual Report and its Annual Report on Form 20-F can be ordered free of charge:

(i)	online at www.sap.com/investor and www.sap.de/investor,

(ii)	via phone +49 6227 7-67336 or +1-877-727-7862 or

(iii)	by sending an e-mail to investor@sap.com.

At the same time, SAP reaffirmed its previously published (January 23, 2013) business outlook for the full-year 2013.

•

The Company expects full year 2013 non-IFRS software and cloud subscription revenue to increase in a range of 14% – 20% at constant currencies (2012: €5.00 billion). The full year 2013 non-IFRS cloud subscription and support revenue contributing to this growth is expected to be around €750 million at constant currencies (2012: €343 million).

•	The Company expects full-year 2013 non-IFRS software and software-related service revenue to increase in a range of 11% – 13% at constant currencies (2012: €13.25 billion).

•	The Company expects full-year 2013 non-IFRS operating profit to be in a range of €5.85 billion – €5.95 billion at constant currencies (2012: €5.21 billion).

•	The Company projects a full-year 2013 IFRS effective tax rate of 25.5% – 26.5% (2012: 26.2%) and a non-IFRS effective tax rate of 27.0% – 28.0% (2012: 27.5%).

Also SAP stated that by 2015, it aims to increase annual total revenue to more than €20 billion. In the same period, SAP aims to widen its non-IFRS operating margin to 35%.

SAP’s Annual Report 2012 is a subset of the information contained in the company’s first ever Integrated Report unveiled at www.SAPIntegratedReport.com today. SAP’s Integrated Report combines and connects information traditionally found in an annual report with information usually shared in a sustainability report.

About SAP

As market leader in enterprise application software, SAP (NYSE: SAP) helps companies of all sizes and industries run better. From back office to boardroom, warehouse to storefront, desktop to mobile device – SAP empowers people and organizations to work together more efficiently and use business insight more effectively to stay ahead of the competition. SAP applications and services enable more than 232,000 customers to operate profitably, adapt continuously, and grow sustainably. For more information, visit www.sap.com.

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Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (“SEC”), including SAP’s most recent Annual Report on Form 20-F filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

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